Exhibit 3(i)(COD)

STATE OF WASHINGTON

FIRST AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS

OF

RIGHTS AND PREFERENCES

OF

SERIES A PREFERRED STOCK

Pursuant to Title 23B of the Washington Business Corporation Act, the undersigned corporation hereby executes the following Certificate of Designations:

FIRST: The name of the corporation is Audience Productions, Inc., a Washington corporation, (the “Company”).

SECOND: The Company is authorized to issue 100,000,000 shares of common stock, no par value per share, and 200,000,000 shares of preferred stock, no par value per share.

THIRD: The Certificate of Designations of Rights and Preferences of Series A Preferred Stock is attached hereto as Exhibit A (the “Series A Certificate of Designations”). The Series A Certificate of Designations was adopted and approved by the Board of Directors of the Company at a meeting on March 25, 2011. No shareholder action was required.

FOURTH: This Series A Certificate of Designations does not call for an increase or decrease in the total number of shares of preferred stock authorized in the Company’s Articles of Incorporation.

IN WITNESS WHEREOF, said Company has caused this Series A Certificate of Designations to be signed by a duly authorized officer, this 25th day of March, 2011.

AUDIENCE PRODUCTIONS, INC

By: /s/ JAY T. SCHWARTZ
Name: Jay T. Schwartz
Title: President

EXHIBIT A

CERTIFICATE OF DESIGNATIONS

OF

RIGHTS AND PREFERENCES

OF

SERIES A PREFERRED STOCK

AUDIENCE PRODUCTIONS, INC.

MARCH 25, 2011

(1)	Designation and Rights, Preferences, Privileges.

(a)	Designation. Audience Productions, Inc., a Washington corporation, (the “Company”), pursuant to the resolutions of its board of directors (the “Board of Directors”) adopted as of March 25, 2011, hereby creates and designates Eight Hundred Thousand (800,000) shares of the Company’s previously authorized preferred stock, no par value per share, as Series A Preferred Stock (the “Series A Preferred Shares”). The voting power, designations, preferences and rights of the Series A Preferred Shares are as set forth below.

(b)	Dividends. No dividends shall be paid on the Series A Preferred Shares.

(c)	Issuance; Redemption by the Company; Priority Return; Distribution to the Holders of Common Shares.

Once all of the Series A Preferred Shares have been sold and the funds have been released from the impound account, the Series A Preferred Shares will be deemed issued to the investors. For clarity, investors will not have rights and obligations as shareholders until all of the Series A Preferred Shares have been sold and issued. Upon the sale or monetization of the discrete assets associated with the feature-length film “Lydia Slotnick Unplugged”, the Board of Directors shall, except as set forth herein, redeem, out of funds legally available therefore (the “Sale Proceeds”), all Series A Preferred Shares (the “Redeemable Shares”) in one (1) installment commencing no later than thirty (30) days after receipt by the Company of the Sale Proceeds (the “Redemption Date”). Within ten (10) days of the Redemption Date, the Company shall pay to the holders of Series A Preferred Shares (the “Series A Preferred Shareholders”) the Sale Proceeds until such holders have received $11.20 per Series A Preferred Share (the “Priority Return”), and thereafter all remaining Sale Proceeds, if any, that are legally available for distribution shall be distributed fifty percent (50%) to the Series A Preferred Shareholders pro rata based on the number of shares of Series A Preferred Shares held by each and fifty percent (50%) to the holders of the Company’s Common Shares (the “Common Shares”) pro rata based on the number of Common Shares held by each. If the funds legally available for redemption of the Series A Preferred Shares are insufficient to permit the payment to the Series A Preferred Shareholders of the full Priority Return, then this Company shall effect such redemption and all Sale Proceeds shall be paid to the holders of Series A Preferred Shares pro rata based on the number of Series A Preferred Shares held by each. In the event there are any funds legally available for distribution that are not part of the Sale Proceeds, as solely determined by the Board of Directors, such funds shall be distributed among all of the Company’s shareholders pro rata based on the number of shares held by each.

At least ten (10), but no more than twenty (20), days prior to each Redemption Date, written notice shall be electronically mailed to each Series A Preferred Shareholder, to the email address last shown on the records of this Company for such holder, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Redemption Date, the projected per share redemption price, and the manner in which payment may be obtained (the “Redemption Notice”). On the Redemption Date all Series A Preferred Shares will automatically be redeemed. Series A Preferred Shareholders will not be permitted to opt out of the redemption. As promptly as practicable, but in no event more than 10 days following the Redemption Date, the Company, in a manner determined by the Board of Directors, shall issue and deliver, via electronic funds transfer or other commercially acceptable method, to such holder, a check for cash with respect to the shares so redeemed.

(d)	Voting Rights. The Company will not (i) sell or otherwise monetize the discrete assets associated with the feature-length film “Lydia Slotnick Unplugged” or (ii) create or designate additional Series A Preferred Shares, without first obtaining the consent of not less than a simple majority of the then outstanding Series A Preferred Shares.

(2)	Book-Entry. Unless otherwise specifically required herein, upon redemption of Series A Preferred Shares in accordance with the terms hereof, the holder thereof shall not be required to physically surrender the certificate representing the Series A Preferred Shares to the Company.

(3)	Failure or Indulgence Not Waiver. No failure or delay on the part of a holder of Series A Preferred Shares in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(4)	Notice. Whenever notice is required to be given under this Certificate of Designations, unless otherwise provided herein, such notice shall be given in accordance with the applicable Subscription Agreement.

(5)	Transfer of Series A Preferred Shares. Series A Preferred Shares may only be transferred in accordance with the terms of the Subscription Agreement.

(6)	Series A Preferred Shares Register. The Company shall record the name and address of the persons in whose name the Series A Preferred Shares have been issued.